
March 15, 2023

William Delgado
Chief Financial Officer
NaturalShrimp Inc.
5501 LBJ Freeway, Suite 450
Dallas, TX 75240

      Re: NaturalShrimp Inc.
          Form 10-K for the Fiscal Year Ended March 31, 2022
          Form 10-Q for the Quarterly Period Ended December 31, 2022
          Response dated February 21, 2023
          File No. 000-54030

Dear William Delgado:

      We have reviewed your February 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2023 letter.

Form 10-K for the Fiscal Year Ended March 31, 2022

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

1.   In response to prior comment 3 you set forth that you will reclass the additional $1,250,000 that was paid through the year end date from accounts payable to cash paid for the License Agreement as a revision to the prior period. It is not clear why your revision is appropriate under ASC 230-10. In addition, your response does not appear to address the difference between the statements of cash flows and your disclosure. You disclose that $4,750,000 in total was paid in cash during the fiscal year ended March 31, 2022 and that $1,250,000 remained in accounts payable as of March 31, 2022, whereas the statements of cash flows shows $2,350,000. In tabular form, please tell us

how each separate payment was classified in your statements of cash flows (e.g., cash outflows for investing activities or financing activities). Likewise, tell us how amounts in accounts payable will be classified when paid. Revise your Supplemental Disclosure of Non-Cash Investing and Financing Activities, as appropriate. Refer to ASC 230-10-45-13 (c) for cash outflows for investing activities and ASC 230-10-45-15(c) for cash outflows for financing activities.

Note 2 - Summary of Significant Accounting Policies, page F-8

2.   We note your revised revenue recognition policy in response to prior comment 4. Please revise your disclosure to describe in more detail, by type of customer to the extent necessary, the following:

- Losses recorded under ASC 606-10-50-4(b);
- The significant payment terms, whether the consideration amount is variable, and whether the estimate of variable consideration is typically constrained in accordance with ASC 606-10-32-11 through 32-13, as addressed in ASC 606-10-50-12(b);
- Obligations for returns, refunds, and other similar obligations as addressed in ASC 606-10-50-12(d); and
- The judgments, and changes in judgments, that significantly affect the determination of the amount and timing of revenue as addressed in ASC 606-10-50-17, 606-10-50-19, and 606-10-50-20(a) through (d).

Form 10-Q for the Quarterly Period Ended December 31, 2022

Note 6 - Convertible Debentures, page 15

3.   We note the maturity date of the Restructured Senior Note was modified from December 31, 2023 to December 4, 2023, however, the $20,223,035 is classified as non-current on the balance sheet. Please describe for us the basis of your classification of this amount.

        You may contact Michael Fay at 202-551-3812 or Jeanne Baker, Senior Accountant, at 202-551-3691 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services